Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

Pricing Supplement dated October 21, 2021 (To Prospectus Supplement dated September 2, 2021 and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$25,000,000 Floating Rate Notes Linked to the 1-Year Constant Maturity Swap Rate due October 20, 2023

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $25,000,000 aggregate principal amount of Floating Rate Notes Linked to the 1-Year Constant Maturity Swap Rate (“CMS1”) due October 20, 2023 (CUSIP 13605W7F2 / ISIN US13605W7F28) (the “Notes”).

At maturity, you will receive a cash payment equal to 100% of the principal amount, plus any accrued and unpaid interest. Interest will be paid quarterly on January 25, April 25, July 25 and October 25 of each year, commencing on January 25, 2022 and ending on the Maturity Date. The Notes will accrue interest at a per annum rate equal to the sum of CMS1 and 0.10%, subject to a minimum rate of 0.00% and a maximum rate of 0.80%.

The Notes will be issued in minimum denominations of $250,000, and integral multiples of $1,000 in excess thereof.

The Notes will not be listed on any securities exchange.

The Notes are unsecured obligations of CIBC and all payments on the Notes are subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The Notes are not bail-inable debt securities (as defined on page 6 of the accompanying prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks not associated with an investment in ordinary debt securities. See the “Additional Risk Factors” beginning on page PS-5 of this pricing supplement and the “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the prospectus.

	Price to Public (Original Issue Price)	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$25,000,000.00	$0.00	$25,000,000.00

(1)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will not receive any underwriting discount in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on October 25, 2021 against payment in immediately available funds.

CIBC Capital Markets

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”) and the prospectus supplement dated September 2, 2021 (the “prospectus supplement”), each relating to our Senior Global Medium-Term Notes, of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the prospectus supplement and the prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying prospectus supplement and the prospectus, and in the documents referred to in these documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Prospectus supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)
Type of Note:	Floating Rate Notes Linked to the 1-Year Constant Maturity Swap Rate due October 20, 2023
Minimum Denominations:	$250,000 and integral multiples of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Aggregate Principal Amount of Notes:	$25,000,000
Currency:	U.S. Dollars (“$”)
Term:	Approximately 2 years
Trade Date:	October 21, 2021
Original Issue Date:	October 25, 2021
Maturity Date:	October 20, 2023, subject to postponement as described in “—Business Day Convention” below.
Interest Rate (per Annum):	The sum of CMS1 and 0.10%, subject to the Minimum Rate and the Maximum Rate.
Interest Period:	Quarterly; the period from and including the Original Issue Date to but excluding the immediately following Interest Payment Date, and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date.
CMS1:

CMS1 will be the rate for U.S. dollar swaps with a 1-year maturity, which appears on the Reuters Screen ICESWAP1 page as of 11:00 A.M., New York City time, on the Interest Determination Date.

If CMS1 does not appear on the Reuters Screen ICESWAP1 page as of 11:00 A.M., New York City time, on any Interest Determination Date, the Bank or its designee may either use a successor rate or determine CMS1, each as described in “Additional Terms of the Notes.”

Initial Interest Rate (per Annum):	0.339%, which is the sum of CMS1 as of October 18, 2021 and 0.10%.
Minimum Rate:	0.00% per annum
Maximum Rate:	0.80% per annum

Interest Determination Date:

The fifth U.S. Government Securities Business Day immediately preceding the related Interest Reset Date, with the first Interest Determination Date being the fifth U.S. Government Securities Business Day prior to the Original Issue Date.

A “U.S. Government Securities Business Day” is any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association

recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Interest Reset Dates:	Quarterly, on January 25, April 25, July 25 and October 25 of each year, commencing on January 25, 2022 and ending on July 25, 2023.
Interest Payment Dates:	Quarterly, payable in arrears on January 25, April 25, July 25 and October 25 of each year, commencing on January 25, 2022 and ending on the Maturity Date, subject to postponement as described in “—Business Day Convention” below.
Day Count Fraction:	30/360, Unadjusted
Record Date:	Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding each Interest Payment Date, which we refer to as a “regular record date,” except that the interest due at maturity will be paid to the persons in whose names the Notes are registered on the Maturity Date.
Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Ranking:	Senior, unsecured
Business Day Convention:	Following. If any scheduled payment date is not a Business Day, the payment will be made on the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York or Toronto, Ontario.
CUSIP/ISIN:	13605W7F2 / US13605W7F28
Fees and Expenses:	The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes.
Withholding:	The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.

Structure Risks

The Interest Rate for Each Interest Period Is Variable And May Be As Low As The Minimum Rate.

You will receive interest on the applicable Interest Payment Date at the Interest Rate fixed on the corresponding Interest Determination Date, which may be as low as the Minimum Rate. The Interest Rate applicable to each Interest Payment Date will fluctuate because it is equal to the sum of CMS1 and 0.10%, subject to the Minimum Rate and the Maximum Rate. If CMS1 were to decline such that the rate on any Interest Determination Date were less than -0.10%, the Interest Rate for the relevant Interest Period would be equal to the Minimum Rate. CMS1, on which the Interest Rate is based, will vary and may be less than -0.10% on most or all of the Interest Determination Dates. The return on the Notes may be lower than the return on conventional debt securities of comparable maturity.

The Potential Return on the Notes Will Be Limited by the Maximum Rate.

The Interest Rate applicable for each interest period will not be greater than the Maximum Rate. Therefore, your return on the Notes will be limited by the Maximum Rate.

The Repayment Of The Principal Amount Applies Only At Maturity.

The Notes offer repayment of the principal amount only if you hold your Notes until the Maturity Date. If you sell the Notes prior to maturity, you may lose some of the principal amount.

The Interest Payments On The Notes Are Not Linked To CMS1 At Any Time Other Than The Interest Determination Dates.

The interest payments will be based on the level of CMS1 on each Interest Determination Date. As a result, the level of CMS1 on any other date will not be taken into account in determining the interest payments you receive. Accordingly, even if the level of CMS1 increases substantially prior to an Interest Determination Date, but then decreases on that Interest Determination Date, your interest payment in respect of the relevant interest period will be determined based on the level of CMS1 on the relevant Interest Determination Date. The payments on the Notes will not benefit from the level of CMS1 at any time other than the Interest Determination Dates.

CMS1 Risks

The Interest Payments On The Notes Are Not Linked To The Reference Rate At Any Time Other Than The Interest Determination Dates.

The interest payments will be based on the level of the Reference Rate on each Interest Determination Date. As a result, the level of the Reference Rate on any other date will not be taken into account in determining the interest payments you receive. Accordingly, even if the Reference Rate increases substantially prior to an Interest Determination Date, but then decreases on that Interest Determination Date, your interest payment in respect of that Interest Determination Date will be limited to the corresponding Reference Rate, subject to the Minimum Rate.

Because LIBOR Is An Element Of CMS1, The Calculation Of CMS1 Will Change After The Cessation Of LIBOR.

The hypothetical fixed-for-floating U.S. dollar interest rate swap transaction upon which CMS1 relies is based on a calculation of U.S. dollar LIBOR. At this time, it is not known how the U.S. dollar LIBOR floating rate leg of CMS1 will be calculated after LIBOR ceases to be published. Consequently, after the cessation of LIBOR, CMS1 may change in ways that may be adverse to holders of the Notes. See “Risk Factors—Risks for SOFR and LIBOR” in the accompanying prospectus supplement.

Under Certain Circumstances, CMS1 May be Replaced by a Different Rate.

As discussed below under “Additional Terms of the Notes,” if on any Interest Determination Date CMS1 is not published, then the Bank or the Calculation Agent has the option to replace CMS1 with a different rate. The successor rate may be lower than historical levels of CMS1, which may have a material adverse effect on the value of the Notes.

Historical Levels of CMS1 Do Not Guarantee Future Levels.

The historical levels of CMS1 do not guarantee future levels of CMS1. It is not possible to predict whether CMS1 will rise or fall during the term of the Notes.

Conflicts of Interest

Certain Business, Trading And Hedging Activities Of Us, CIBCWM And Our Other Affiliates May Create Conflicts With Your Interests And Could Potentially Adversely Affect The Value Of The Notes.

We, CIBCWM or one or more of our other affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict of interest between your interest in the Notes and the interests we, CIBCWM or one or more of our other affiliates may have in our or their proprietary accounts. We, CIBCWM and our other affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we, CIBCWM and our other affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. We expect to hedge our obligations under the Notes through CIBCWM, one of our other affiliates and/or another unaffiliated counterparty, which may include any dealer from which you purchase the Notes. In connection with such activities, the economic interests of us, CIBCWM and our other affiliates may be adverse to your interests as an investor in the Notes. Any of these activities may adversely affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, CIBCWM, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, CIBCWM, our other affiliates or any unaffiliated counterparty receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you. We, CIBCWM, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes.

There Are Potential Conflicts of Interest Between You And The Calculation Agent.

The Calculation Agent will, among other things, determine the Interest Rate and decide the amount of your payment for any Interest Payment Date on the Notes. The Calculation Agent will exercise its judgment when performing its functions. Because determinations made by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination.

In addition, and without limiting the generality of the previous paragraph, the Calculation Agent may make certain determinations if a “Benchmark Transition Event” (as discussed under “Additional Terms of the Notes” below) occurs or it may administer a successor rate in certain circumstances as also described herein. For the avoidance of doubt, any decision made by the Calculation Agent will be effective without consent from the holders of the Notes or any other party. Potential conflicts of interest may exist between the Bank, the Calculation Agent and holders of the Notes. All determinations made by the Calculation Agent in such a circumstance will be conclusive for all purposes and binding on the Bank and holders of the Notes. In making these potentially subjective determinations, the Bank and/or the Calculation Agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on your Notes. Because the continuation of CMS1 on the current basis cannot and will not be guaranteed, the Calculation Agent is likely to exercise more discretion in respect of calculating interest payable on the Notes than would be the case in the absence of such a need to select a successor rate.

Tax Risks

The Tax Treatment Of The Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” and “Certain Canadian Income Tax Considerations” in this pricing supplement.

General Risks

Payments On The Notes Are Subject To Our Credit Risk, And Actual Or Perceived Changes In Our Creditworthiness Are Expected To Affect The Value Of The Notes.

The Notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including the interest payments and the return of the principal amount at maturity, depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which CIBCWM or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by CIBCWM as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop for the Notes. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

ADDITIONAL TERMS OF THE NOTES

The following discussion supersedes the discussion of the CMS rate and any disclosure about the unavailability or discontinuance of the CMS rate in the accompanying prospectus supplement.

If CMS1 does not appear on the Reuters Screen ICESWAP1 page as of 11:00 A.M., New York City time, on any Interest Determination Date, subject to “— Replacement of CMS1 in case of a Benchmark Transition Event” below, CMS1 for the new interest period will be the 1 year USD SOFR ICE Swap Rate published by Intercontinental Exchange, Inc. plus a spread of 15 basis points (0.15%). If such 1 year USD SOFR ICE Swap Rate is not so published, then the Calculation Agent will determine CMS1 in its sole discretion, after consulting such sources as it deems comparable to Reuters Screen ICESWAP1 page, or any other source or data that the Calculation Agent deems reasonable. We refer to either replacement rate as the “Alternative Rate for CMS.”

As part of such replacement, the Calculation Agent will make such adjustments to the Alternative Rate for CMS, as well as the business day convention, interest determination dates and related provisions and definitions (“CMS Adjustments”), in each case that are consistent with accepted market practice for the use of such Alternative Rate for CMS for debt obligations such as the Notes. Notwithstanding anything to the contrary in the indenture or the Notes, any CMS Adjustments or the use of an Alternative Rate for CMS shall become effective without consent from the holders of the Notes or any other party.

Replacement of CMS1 in case of a Benchmark Transition Event.

If the Bank or the Calculation Agent determines, on or prior to such Interest Determination Date, that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to CMS1, then the Bank or the Calculation Agent will calculate CMS1 under the provisions set forth below, which we refer to as the “benchmark replacement provisions.”

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Interest Rate will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and 0.10%.

Benchmark Replacement. If the Bank or the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Bank or the Calculation Agent will have the right to make Benchmark Replacement Conforming Changes from time to time. No such change shall affect the Trustee’s or the Calculation Agent’s own rights, duties or immunities under the indenture or otherwise without their consent.

Decisions and Determinations. Any determination, decision or election that may be made by the Bank or the Calculation Agent pursuant to the benchmark replacement provisions described herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error, provided that neither the Trustee nor the Calculation Agent shall have any responsibility to determine whether any manifest error has occurred and may conclusively assume that no manifest error has occurred and shall suffer no liability in so assuming;

•	if made by the Bank, will be made in the Bank’s sole discretion;

•	if made by the Calculation Agent, will be made after consultation with the Bank, and the Calculation Agent will not make any such determination, decision or election to which the Bank reasonably objects; and

•	notwithstanding anything to the contrary in the indenture or the Notes, shall become effective without consent from the holders of the Notes or any other party.

Any determination, decision or election pursuant to the benchmark replacement provisions not made by the Calculation Agent will be made by the Bank on the basis as described above. The Calculation Agent shall have no liability for not making any such determination, decision or election. In addition, the Bank may designate an entity (which may be its affiliate) to make any determination, decision or election that the Bank has the right to make in connection with the benchmark replacement provisions set forth above. If the Calculation Agent is unable to determine whether a Benchmark Transition Event has occurred and/or has not selected the Benchmark Replacement, then, in such case, the Bank shall make such determination or select the Benchmark Replacement, as the case may be.

Certain Defined Terms.

As used herein:

“Benchmark” means, initially, CMS1; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to CMS1 or the then-current Benchmark, then “Benchmark” means the Benchmark Replacement.

“Benchmark Replacement” means the Replacement Rate for CMS; provided, however, if the 1 year USD SOFR ICE Swap Rate is not published by ICE, then the Benchmark Replacement will be the rate determined by the Calculation Agent in its sole discretion, after consulting such sources as it deems comparable to Reuters Screen ICESWAP1 page, or any other source or data that the Calculation Agent deems reasonable.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “interest period”, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors (including changes to the definition of “Corresponding Tenor” solely when such tenor is longer than the interest period), and other administrative matters) that the Bank or the Calculation Agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Bank or the Calculation Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Bank or the Calculation Agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Bank or the Calculation Agent determines is reasonably practicable).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is CMS1, 11:00 A.M. (New York City time) on the relevant Interest Determination Date, and (2) if the Benchmark is not CMS1, the time determined by the Bank or the Calculation Agent in accordance with the Benchmark Replacement Conforming Changes.

“Replacement Rate for CMS” means, for purposes of these benchmark replacement provisions, 1 year USD SOFR ICE Swap Rate published by Intercontinental Exchange, Inc. plus a spread of 15 basis points (0.15%).

THE REFERENCE RATE

CMS1 measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of one year. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on a 30/360 day count basis (the “fixed rate leg”), is exchangeable for a floating 3-month U.S. dollar LIBOR (as defined in the accompanying prospectus supplement) based payment stream that is payable quarterly on an Actual/360 day count basis (the “floating rate leg”). CMS1 is administered, calculated and maintained by the Intercontinental Exchange (“ICE”). Additional information about CMS rates, including CMS1, may be available on ICE’s website. The ICE website is not a part of, nor is it incorporated by reference in, this pricing supplement.

Historical Performance of CMS1

The following graph sets forth of the historical performance of CMS1 for the period from January 1, 2016 to October 21, 2021. On October 21, 2021, the rate of CMS1 was 0.253%. We obtained the rates below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of CMS1 should not be taken as an indication of its future performance, and no assurances can be given as to CMS1 at any time during the term of the Notes, including the Interest Determination Dates. We cannot give you assurance that CMS1 will outperform the Minimum Rate as of any Interest Determination Date.

Historical Performance of CMS1

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying prospectus, which you should carefully review prior to investing in the Notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We intend to treat the Notes as debt instruments for U.S. federal income tax purposes. Accordingly, the coupon on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes.

Upon the sale, exchange, retirement or other disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other disposition, other than accrued but unpaid interest which will be taxable as interest, and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. Holder, and any such gain or loss will generally be capital gain or loss. For a non-corporate U.S. Holder, under current law, the maximum marginal U.S. federal income tax rate applicable to the gain will be generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder’s holding period for the Notes exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss realized on the sale, exchange, retirement or other disposition of a Note generally will be treated as U.S. source gain or loss, as the case may be. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of a Note. The deductibility of capital losses is subject to limitations.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the Notes from CIBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. CIBCWM or other registered broker-dealers will offer the Notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will not receive any underwriting discount in connection with the distribution of the Notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We may use this pricing supplement in the initial sale of the Notes. In addition, CIBCWM or any of our other affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.